UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HF Foods Group Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40417F109
(CUSIP Number)

Zhang Xiao Mou HF Foods Group Inc. 6325 South Rainbow Boulevard Suite 420 Las Vegas, Nevada, 89118 Telephone: (888) 905-0988
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 40417F109	13D

1	NAME OF REPORTING PERSON Zhang Xiao Mou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,134,091 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 417,720 (2)
EACH	9	SOLE DISPOSITIVE POWER 3,134,091 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 417,720 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,551,811 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.81%
14	TYPE OF REPORTING PERSON* IN
(1)Includes 77,720 Restricted Stock Units vesting in equal installments, with the next installment vesting on April 15, 2025.
(2)417,720 shares are held by Mr. Zhang’s spouse. Mr. Zhang disclaims Section 16 beneficial ownership over the securities reported except to the extent of his pecuniary interest therein, if any.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) hereby amends and supplements a Schedule 13D filed November 21, 2019 (the “Original Statement”), as amended by Amendment No. 1 to the

Original Statement filed on April 1, 2020 (“Amendment No. 1”) related to the shares of common stock, par value $0.001 per share (the “Common Stock”), of HF Foods Group Inc., a Delaware corporation (the “Issuer”).

Except as set forth below, there are no changes to the information in the Original Statement, as amended and supplemented by Amendment No. 1. All terms used but not defined in this Amendment No. 2 are as defined in the Original Statement, as amended and supplemented by Amendment No. 1.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This schedule relates to the common stock, $0.0001 par value per share (the “Common Stock”), of HF Foods Group Inc., a company incorporated under the laws of Delaware (the “Company” or the “Issuer”). The address of the Company's principal executive office is 6325 South Rainbow Boulevard Suite 420, Las Vegas, Nevada, 89118.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This Schedule 13D is filed by the following persons: Zhang Xiao Mou. Mr. Zhang is the chief executive officer and a director of the Company.
(b)	The business address for Mr. Zhang is 6325 South Rainbow Boulevard Suite 420, Las Vegas, Nevada, 89118.
(c)	Mr. Zhang is the chief executive officer and a director of the Company.
(d)	The reporting person has not during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)	The reporting person has not during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Zhang is a citizen of the United States of America.
Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On June 26, 2024, HT Group Holding, L.L.C. distributed all of the shares of Common Stock of the Company it held to its members, including Mr. Zhang’s spouse, on a pro rata basis for no consideration.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Mr. Zhang, in his capacity as Chief Executive Officer and a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Zhang may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Schedule 13D, Mr. Zhang does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of

Schedule 13D, although, subject to the agreements described herein, Mr. Zhang, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Company.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares owned by the reporting person named herein is based on 52,155,968 shares of Common Stock outstanding as of April 11, 2024 as disclosed in the Issuer’s Definitive Proxy Statement filed on April 24, 2024.

(a) Mr. Zhang beneficially owns 3,551,811 shares of Common Stock, or 6.81% of the Common Stock, which includes 417,720 shares owned by Mr. Zhang’s spouse. Mr. Zhang disclaims Section 16 beneficial ownership over the securities held by his spouse except to the extent of his pecuniary interest therein, if any.

(b) Mr. Zhang has the sole power to vote and dispose of all of the securities beneficially owned by him, except for the shares held by his spouse, over which Mr. Zhang shares voting and dispositive control.

(c) On June 5, 2024, Mr. Zhang received a grant of restricted stock units pursuant to the HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan (as amended by the First Amendment to HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan and the Second Amendment to HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan, the “Incentive Plan”). Such grant vests in one-third increments annually, beginning April 15, 2025.

(d) Except as described in this Schedule 13D, no other person is known by Mr. Zhang to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Zhang.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, Mr. Zhang does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

In his capacities as the Chief Executive Officer and a director of the Issuer, Mr. Zhang may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Incentive Plan.

The description of the Incentive Plan contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto together with the amendments thereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit A:	HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan
Exhibit B:	First Amendment to HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan
Exhibit C:	Second Amendment to HF Foods Group Inc. 2018 Omnibus Equity Incentive Plan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2024

/s/ Zhang Xiao Mou
Zhang Xiao Mou